UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41407

TOP Financial Group Limited

101 Cecil Street, #13-05

Tong Eng Building

Singapore 069533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 25, 2026, TOP Financial Group Limited, a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (each a “Purchaser”) relating to the issuance and sale of 214,431,222 units (“Units”) of the Company, with each Unit consisting of (i) one Class A ordinary share of the Company, par value US$0.001 per share (the “Shares”), and (ii) two warrants, each to purchase one Class A ordinary share of the Company (the “Warrants”), at a price per Unit of US$0.37308 (representing 60% of the closing price of the Company’s Class A ordinary shares on The Nasdaq Stock Market on the trading day immediately preceding the Securities Purchase Agreement (the “Offering”).

Each Warrant entitles the holder thereof to purchase one Class A ordinary share at an exercise price per share equal to US$0.4477 (representing 120% of the per Unit purchase price), subject to adjustment upon share splits and share combination. The Warrants are exercisable immediately upon issuance and will expire on the third (3rd) anniversary of the date of issuance. The Warrants may be exercised on a cashless basis. The Class A ordinary shares issuable upon exercise of the Warrants are subject to a lock-up period of six (6) months from the date of exercise.

The Securities Purchase Agreement contains customary representations, warranties and covenants by each of the parties. The closing of the Offering may occur in one or multiple closings within two (2) months of the date of the Securities Purchase Agreement.

The Securities were offered and sold by the Company in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation S promulgated thereunder. Each Purchaser represented to the Company, among other matters, that it is not a “U.S. person” as defined in Rule 902 of Regulation S under the Securities Act, and that the Securities were acquired in an “offshore transaction” as defined in Rule 902 of Regulation S under the Securities Act.

Pursuant to the Securities Purchase Agreement, each Purchaser has agreed not to sell, transfer or otherwise dispose of any of the Shares or Class A Ordinary Shares issuable pursuant to the Warrants for a period of six (6) months from the applicable closing.

The Company expects to receive aggregate gross proceeds of approximately US$80 million from the Offering. The Company intends to use the proceeds from the Offering for general working capital purposes. No placement agent was engaged in connection with the Offering.

The foregoing summaries of the Securities Purchase Agreement and the Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1 and 4.1 hereto and incorporated by reference herein. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

This report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including statements regarding the expected use of proceeds from the Offering and the expected closing or closings of the Offering, are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2026	TOP Financial Group Limited

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

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